SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 1, 2003

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

                     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

                     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)     The Press Release issued on December 1, 2003.

Amsterdam, 1 December 2003

ING closes sale of ING Sviluppo (Italy) to UniCredito Italiano

ING today has finalised the sale of its Italian agent network activities of ING Sviluppo to UniCredito Italiano.

ING announced on July 21, 2003 that it had signed an agreement with UniCredito Italiano and Aviva about the sale of its Italian agent network activities of ING Sviluppo as well as the affiliated Italian life insurance, asset management and retail & private banking activities. The sale of the affiliated Italian life insurance, asset management and retail & private banking activities are expected to close before the end of 2003.

ING will continue to focus on the Italian retail market via ING Direct. ING will also remain active in Italy with ING Bank (Wholesale) and ING Investment Management (Institutional Clients). The divestment fits into the ongoing process of active portfolio management at ING.

Press inquiries: Dailah Nihot, tel: +31 20 541 6516

SIGNATURE

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barnevald

	Name: Title:	H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ R. Nijsen

	Name: Title:	R. Nijsen General Manager Corporate Control & Finance

Date: December 1, 2003